Filed by Valeant Pharmaceuticals International, Inc.

(Commission File No. 001-14956) pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Allergan, Inc.

Commission File No.: 001-10269

VALEANT PHARMACEUTICALS INTERNATIONAL, INC.

Moderator: Laurie Little

10-20-14/8:00 a.m. ET

Confirmation # 6783694

VALEANT PHARMACEUTICALS INTERNATIONAL, INC.

Moderator: Laurie Little

October 20, 2014

8:00 a.m. ET

Operator:	Good morning. My name is (Keith) and I will be your conference operator today. At this time, I’d like to welcome everyone to the Valeant Third Quarter 2014 Earnings conference call.

All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question and answer session. If you’d like to ask a question during this time, simply press star and the number one on your telephone keypad. If you’d like to withdraw your question, press the pound key. Thank you.

Laurie Little, Head of Investor Relations, you may begin your conference.

Laurie Little:	Thank you, (Keith). Good morning, everyone, and welcome to Valeant’s Third Quarter 2014 Financial Results conference call.

Presenting on the call today are J. Michael Pearson, Chairman and Chief Executive Officer, and Howard Schiller, Chief Financial Officer.

In addition, Dr. Ari Kellen, the company co-chairman, will be available for questions. In addition to a live webcast, a copy of today’s live presentation will be found on our website under the Investor Relations section.

Before we begin, our presentation today contains forward-looking information. We would ask that you take a moment to read the forward-looking statement legend at the beginning of our presentation as it contains some important information.

VALEANT PHARMACEUTICALS INTERNATIONAL, INC.

Moderator: Laurie Little

10-20-14/8:00 a.m. ET

Confirmation # 6783694

In addition, this communication does not constitute an offer to buy or a solicitation of an offer to sell any security. This communication relates to the exchange offer which Valeant has made to our account share stockholders.

The exchange offers being made pursuant to a tender offer statement on Schedule T.O. including the offer to exchange, the letter election and transmittal and other related offer materials, and a registration statement on Form S-4 filed by Valeant with the SEC on June 18, 2014 and with the CSA as each may be amended from time-to-time.

These materials contain important information including the terms and conditions of the offer. In addition, Valeant has filed a preliminary proxy statement with the SEC on June 24, 2014, as may be amended from time-to-time.

Pershing Square Capital Management has filed a definitive solicitation statement with the SEC on July 11, 2014, and a preliminary proxy statement on July 23, 2014, and Valeant and Pershing Square may file one or more additional proxy statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, prospectus, or any other document Valeant, Pershing Square and/or Allergan have filed or may file with the SEC in connection with the proposed transaction.

Investors and security holders of Valeant and Allergan are urged to read the tender offer statement, registration statement and any other documents filed with the SEC carefully in their entirety if and when they become available as they will contain important information about those transactions.

An independent proxy statement will be mailed to stockholders of Allergan and/or Valeant as applicable. Investors and security holders may obtain free copies of the tender offer statement, registration statement and other documents filed with the SEC by Valeant and/or Pershing Square through the website and maintained by the SEC at SEC.gov.

VALEANT PHARMACEUTICALS INTERNATIONAL, INC.

Moderator: Laurie Little

10-20-14/8:00 a.m. ET

Confirmation # 6783694

Information regarding the names and interests in Allergan and Valeant, of Valeant and persons related to Valeant who may be deemed participants in any solicitation of Allergan or Valeant shareholders, in respect to the Valeant proposal for a business combination with Allergan is available in the additional definitive proxy soliciting materials in respect of Allergan filed with the SEC by Valeant on April 21, 2014, and May 28, 2014.

The information regarding the names and interests in Allergan and Valeant and Pershing Square and persons related to Pershing Square who may be deemed participants at any solicitations of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in additional definitive proxy soliciting material in respect of Allergan filed with the SEC by Pershing Square.

The additional definitive proxy soliciting material referred to in this paragraph can be obtained free of charge from the sources indicated above.

Finally, in addition, this presentation contains non-GAAP financial measures. For more information about non-GAAP financial measures, please refer to slide number 2. Non-GAAP reconciliations can be found in the press release issued earlier today and posted on our website.

And with that, I am glad to turn the call over to J. Michael Pearson.

J. Michael Pearson:	Thank you, Laurie. Good morning, everyone, and thank you for joining us for our Third Quarter Earnings call. We are pleased to report an exceptionally strong Q3. On our call today, I will review our results, highlight the key drivers of our successful performance across our businesses, and update you on recent and near-term product launches.

Howard will then provide an update on our financial performance, an update on our B&L integration and our expectations for the remainder of 2014. Finally, we will provide you a brief update on our offer for Allergan. After our remarks, Howard, Ari Kellen and I will be available for Q&A.

For the quarter, our total revenue was $2.1 billion, an increase of 33 percent over the prior year. This is our second best revenue quarter ever. Our cash EPS was $2.11, an increase of 48 percent over the prior year and well in excess of our guidance.

VALEANT PHARMACEUTICALS INTERNATIONAL, INC.

Moderator: Laurie Little

10-20-14/8:00 a.m. ET

Confirmation # 6783694

Our adjusted cash flow from operations for the quarter was $771 million, an increase of 89 percent over the prior year. GAAP cash flow from operations was $619 million, a 207 percent increase over the prior year.

This quarter’s exceptionally strong cash flow generation resulted in a cash conversion of 107 percent of adjusted cash net income.

Great execution by our employees around the world led to exceptional results this quarter. Our results are within or above the high end of our guidance for all key metrics. Our same store’s organic growth for the total company, including the full impact of generics exceeded our early read of the quarter.

Bausch & Lomb continued its outstanding performance and achieved double-digit organic growth in line with our guidance for the second half of 2014. Our revenues are at the high end of our guidance even with the negative $31 million FX impact and our cash EPS significantly exceeded guidance even with a negative FX impact of 4 cents.

Adjusted cash flow from operations, $771 million, significantly exceeded our guidance of 90 percent cash conversion. Our restructuring charges continue to decrease and we’re below our expectations as we near the end of the B&L integration.

Turning to organic growth, our overall same-store company organic growth including all generics was 19 percent for the quarter. If we had excluded generics in Q3, our total company same-store organic growth would have been 3 percent higher or 22 percent.

In Q2, our total same store’s organic growth with generics was 4 percent and without generics was 10 percent, a differential of 6 percent. The differential narrowed as the generic impact Zovirax, Retin-A Micro and BenzaClin have annualized and are largely behind us in the U.S. and due to the inclusion of Bausch & Lomb and our same-store organic growth calculations from August 5th onward.

VALEANT PHARMACEUTICALS INTERNATIONAL, INC.

Moderator: Laurie Little

10-20-14/8:00 a.m. ET

Confirmation # 6783694

The impact of generic entrance in Q4 ’13 for both Vanos and Wellbutrin XL in Canada have not yet analyzed and are included in our Q3 organic growth and our Q4 organic growth guidance. Vanos and Wellbutrin XL in Canada will both annualize at the end of the year.

All of our regions contribute to the strong total company organic growth with our U.S. business at 29 percent, our total developed market business at 22 percent and our merging market business at 12 percent same-store organic growth.

Our same-store organic growth through the first 3 quarters of 2014 year-to-date is 11 percent. We expect continued strong, double-digit same-store organic growth in the fourth quarter, but certainly reduced from the 19 percent we achieved this quarter, and therefore, we expect double-digit organic growth for the full-year 2014.

B&L continues its strong performance delivering 12 percent organic growth in Q3 adjusted only for FX. There is no adjustment for the discontinuation of Bromday. B&L’s third quarter revenues in 2012, 2013 and 2014 has been consistent at approximately 24 to 25 percent of B&L’s annual revenues.

Under Valeant’s ownership, B&L has grown at a compound annual growth rate of 10 percent. We expect this trend to continue in the fourth quarter. Our businesses broadly performed well beyond our expectations this quarter.

The turnaround of our base dermatology business coupled with a number of strong launches including Jublia, LUZU and RAM 0.08% was the strongest outperformer. Neurology exceeded forecast primarily due to the growth of Xenazine, Wellbutrin XL and our orphan products.

In addition, a number of our smaller businesses including dental, the U.S. generics and Obagi performed well above their forecasted growth. Our emerging markets and B&L also contributed strong double-digit growth.

VALEANT PHARMACEUTICALS INTERNATIONAL, INC.

Moderator: Laurie Little

10-20-14/8:00 a.m. ET

Confirmation # 6783694

Importantly, for the total company, more of our growth was from volume than price. As promised, we are continuing to show revenue for the quarter and year-to-date for our top 20 products, as well as, the primary growth driver of either price or volume for each product.

All 20 of our top 20 products grew this quarter. Seventeen of our top 20 products are at — are the same as the second quarter. New additions to the top 20 products this quarter include the Retin-A franchise, which includes RAM 0.08%, Cardizem CD AG and Excimer.

The products, which are no longer in the top 20 this quarter, include Thermage Tips, Acanya, as well as the Excimer laser.

Year-to-date revenue for our top 20 products is $1.8 billion representing 31 percent of our total revenue. The same percentage of total revenue as the second quarter. In total, our top 20 products grew 32 percent in the third quarter year-over-year and 16 percent year-to-date over the last year with approximately 50 percent of the growth coming through volume.

All 20 of our largest products showed growth in the third quarter year-over-year. Jublia is currently our 28th largest product demonstrating a strong start since launch and we expect it to be a top 20 product next quarter.

No product represents greater than 3.5 percent of our total revenues this quarter, which again, demonstrates the diversification of our business. Our mix of the top 20 products includes R.X. products, OTC and devices.

These products continue to demonstrate the durability and diversity of our portfolio. Highlights for our U.S. business and the rest of the world are contained in the next four slides. We have expanded our disclosure in Table 3 of our press table to include additional data for our U.S. businesses.

Revenue in growth numbers for this table are actual and do not include sales for Bausch & Lomb before August 5th in 2013. Revenues for our dermatology business including a recent PreCision acquisition grew 33 percent quarter-over-quarter.

The turnaround of our dermatology business is continuing. New leadership has brought stability to the sales force and it has led to innovative new marketing approaches that are working well. This has resulted in market share and revenue gains across the portfolio including launch products.

VALEANT PHARMACEUTICALS INTERNATIONAL, INC.

Moderator: Laurie Little

10-20-14/8:00 a.m. ET

Confirmation # 6783694

Elidel, Acanya, Zyclara and Ziana have all gained market share since the beginning of 2014. Elidel has had an exceptional year increasing market share from 45 percent to 52 percent and has overtaken Protopic as the leader in this category.

After years of decline, Solodyn market shares stabilized. On the new product side, both Jublia and LUZU quickly gained share with Jublia reaching 7 percent script share of the total onychomycosis market both branded and generics, and LUZU accelerating its scripture to 13 percent of the branded topical anti-fungal market.

In addition, quarter-over-quarter result growth for all our dermatology promoted brands was over 40 percent. Our consumer business grew 43 percent quarter-over-quarter. Our consumer health care business as reported by IRI is one of the fastest growing OTC health care companies in the U.S. this year.

Key consumer growth brands include CeraVe, PreserVision, Ocuvite and BioTrue multipurpose solutions. Our prescription ophthalmology revenues grew 57 percent quarter-over-quarter.

Our core brands, Prolensa and the Lotemax franchise continue to grow and are complimented by the strong performance of Besivance, Zylet and Zirgan.

Revenues for our contact lens business grew 82 percent quarter-over-quarter. According to third party data, the business has expanded its U.S. market share from 7 percent to over 10 percent since our acquisition of B&L.

Biotrue ONEday and Pure Vision 2 for Presbyopia continue to capture market share. Our new lens, Bausch & Lomb Ultra, while not a significant contributor to revenues today as it still is only being produced on our private line, has received very positive reviews from eye care professionals and will be an important new product in our lens franchise.

VALEANT PHARMACEUTICALS INTERNATIONAL, INC.

Moderator: Laurie Little

10-20-14/8:00 a.m. ET

Confirmation # 6783694

Our surgical business continued its strong performance with 74 percent quarter-over-quarter revenue growth. We continue to improve our market position at IOLs. According to Market Scope data, we are now the number 2 players in the Posterior Chamber IOL market in the U.S.

As we continue to further invest in this business, key products that will continue to drive growth will include the enVista and Trulign IOLs and our Victus and Stellaris equipment platforms.

Revenue growth of 40 percent for our neuro and other portfolio was driven by promoted brands including Xenazine, Wellbutrin XL and Syprine/Cuprimine. Our generic fast business benefitted both from portfolio expansion and competitor stockouts.

New customers and strong early performance of launched products such as Onset, a local anesthetic, continue to drive our dental business resulting in 20 percent quarter-over-quarter revenue growth.

Finally, in aesthetics, Obagi demonstrated excellent quarter-over-quarter organic growth of 21 percent as a result of improved sales force effectiveness.

Now, turning to the rest of the world. Our emerging markets in Central and Eastern Europe and the Middle East continue to demonstrate strong performance with 36 percent quarter-over-quarter revenue growth.

Even with a significant FX impact this quarter, a negative $18 million in revenues, Russia, Ukraine and CIS continue their strong performance, demonstrating 20 percent organic growth. Revenues for our emerging market business in Asia and Africa grew 66 percent quarter-over-quarter.

China’s 11 percent pro forma organic growth was from primarily by the lens franchise. Our iNova, Southeast Asia/South Africa business pro forma organic growth was 18 percent. In Latin America, quarter-over-quarter revenue growth was 13 percent.

The strong organic growth of 12 percent for Mexico was offset by the continued economic slowdown in Brazil and Argentina and import restrictions in Argentina. In addition, our export business was negatively impacted by capital controls in Venezuela.

VALEANT PHARMACEUTICALS INTERNATIONAL, INC.

Moderator: Laurie Little

10-20-14/8:00 a.m. ET

Confirmation # 6783694

The rest of the world’s developed markets grew 29 percent quarter-over-quarter. Australia benefitted this quarter from a strong cough and cold season, which contributed to its 15 percent same-store organic growth rate.

Our Western European business grew mid-single digit organically. This growth was offset by a decline in the Canadian business, which is primarily due to Wellbutrin XL being genericized as well as foreign exchange.

We are off to a great start in both the U.S. and Canada post the launch of Jublia in July. Jublia script trends in the U.S. are currently reigning at 5,831 scripts per week through the week ending October 10th.

Canada, monthly script trends are currently 5,462 scripts per month through the month end September, an impressive 18 percent market share after only 3 months. This performance increases our confidence in our ability to significantly exceed our estimates for Jublia of $150 million revenue in 2015 and $300 million of revenue in 2016. We continue to believe that Jublia will likely become our largest product.

We are investing in the growth at Jublia through a comprehensive marketing campaign and an expanded sales force. In the first half of the third quarter prior to the FDA review of our promotional materials, we were only able to sell Jublia using the packaged insert.

In the second half of the third quarter, we began the rollout of our print and digital campaigns to both physicians and consumers. Our results to date are prior to our planned TV advertising, which the FDA completed its review of last week.

We plan to be on-air by mid-November. Our initial sales find had included a contracted primary care sales force. After assessing the effectiveness of the sales force at the end of Q3, we have decided to shift this spend to additional dermatology representatives and consumer advertising.

VALEANT PHARMACEUTICALS INTERNATIONAL, INC.

Moderator: Laurie Little

10-20-14/8:00 a.m. ET

Confirmation # 6783694

Between the U.S. and Canada, we have approximately 175 sales representatives consisting of both podiatry and dermatology representatives selling to Jublia. LUZU uptake continues to grow since launch with current script volume accounting for 13 percent of the branded topical anti-fungal market.

LUZU has broken the 1,300 prescription per week level for the week ending October 10th. LUZU performance has benefitted from the expanded coverage to both dermatology and podiatry through the same sales force that is also selling Jublia.

Retin-A Micro Pump 0.08% uptake has exceeded expectations since its launch in early July. After only 15 weeks, we have exceeded 1,400 prescriptions per week. Retin-A is the most widely recognized brand name in dermatology.

The entire Retin-A franchise, including our generics brand, is growing strongly. In our 2015 outlook, both Retin-A Micro 0.08% and Onexton were expected to generate $35 million in revenues. We now expect Retin-A Micro 0.08% to generate $35 million on its own in 2014 — 2015, thus providing the additional upside for our 2015 outlook. Other recently launched products in the U.S. are also contributing to our current and expected contribute to our future business.

Biotrue ONEday lens continues to accelerate. For the second quarter in a row, it grew 90 — it grew over 90 percent per year. Bausch & Lomb Ultra, a recently introduced lens, is currently selling to capacity on a pilot line.

While Ultra only contributed less than $5 million in revenue to our current quarter, we expect this to increase significantly when commercial quantities are available from our first installed commercial line in the second quarter of 2015.

The double-digit organic growth of our surgical business is benefitting from the successful launch of the Trulign Toric IOL. In addition, with the approval of the Victus lens fragmentation indication, we expect to place 28 Victus machines in 2014, twice as many as in 2013, which would position us for pull-through sales of IOLs and other consumables in future years.

VALEANT PHARMACEUTICALS INTERNATIONAL, INC.

Moderator: Laurie Little

10-20-14/8:00 a.m. ET

Confirmation # 6783694

In our consumer business, we continue to promote and gain position recommendations for our 2014 launches, the CeraVe, part of the extended — continued extension of the brand, Peroxiclear, a superior hydrogen peroxide-based lens cleaner and SootheXP, a dry eye product.

In addition to the products already launched, we have a rich pipeline of near-term launches with significant commercial potential. Consistent with our business model, these products have been — have been sourced both internally and externally.

Our expected near-term U.S. RX launches include Onexton, Vesneo, and Lotemax Next Generation. Onexton, a new combination acne product, was developed internally. We have a PDUFA date of November 30th and expect to launch in early 2015.

We recently announced positive phase 3 results for Vesneo, a novel nitric oxide-donating glaucoma product to treat intraocular pressure for patients with glaucoma or ocular hypertension. We expect to file the NDA in the first half of 2015.

As a reminder, Vesneo beat Xalatan in a previous phase 2 study. Lotemax Next Generation, which also received positive phase 3 results, will allow us to extend the life of the Lotemax franchise.

We are also very excited about the potential for Emerade, an adrenaline auto-injector anaphylaxis. After launching in selected European markets in the first half of 2014, we are off to a strong start in Europe with more than 20 percent market share in the U.K. and Sweden and approximately 6 percent market share in Germany where we just launched a month ago.

Emerade is currently undergoing stability trials in the U.S. We continue to extend the CeraVe brands with various planned launches including a CeraVe hydrating cleansing bar, which locks in moisture three times longer than the leading cleansing bar, Dove, and six times longer than the Cetaphil bar.

VALEANT PHARMACEUTICALS INTERNATIONAL, INC.

Moderator: Laurie Little

10-20-14/8:00 a.m. ET

Confirmation # 6783694

We will also be extending the Ocuvite brand with the introduction of gummies, the fastest-growing vitamin segment in the first quarter of 2015. We recently completed a phase 3 study for our eye-whitening positioned dispense product, Brimonidine. We are planning our NDA submission in the first quarter of 2015.

Since our second quarter earnings call, we signed or closed several transactions including Croma, Zarracom and several others that we highlighted last quarter. We recently signed a deal to acquire the worldwide rights to Croma’s ophthalmic and orthopedic portfolio.

Croma’s products consist primarily of viscolelastics and IOLs with existing sales concentrated in Western Europe. We are very excited to bring these products to other markets including the U.S., Asia and elsewhere around the world.

As another addition to our surgical portfolio, we completed a transaction with Zarracom, which is based in Turkey. Zarracom provides us a lower price point IOL in Europe.

A quick update on transactions that we highlighted last quarter are now closed.

These transactions will all contribute to further penetration and attractive international markets. P.T. Armoxindo Farma and MedPharma will provide important on the ground presence in Indonesia and the Middle East respectively.

Bescon, based in South Korea, presents us a global opportunity to expand our contact lens business through their full range of both clear and color eye and lower-end lens including a daily (sky-high) lens.

With this, I will now turn the call over to Howard.

VALEANT PHARMACEUTICALS INTERNATIONAL, INC.

Moderator: Laurie Little

10-20-14/8:00 a.m. ET

Confirmation # 6783694

Howard Schiller:	Thank you, Mike. We are very excited to report exceptional Q3 results across all of our key businesses. Our revenue was again in excess of $2 billion with our U.S. and emerging market businesses contributing strong double-digit same-store organic growth.

In addition, while we have recently had a number of successful launches, they added only 3 percent to our organic growth this quarter. These products and the other products Mike just reviewed as near-term launches are expected to contribute significantly to organic growth in 2015 and 2016.

Our impressive revenue growth at 33 percent and cash EPS growth of 48 percent in Q3 were off of a strong Q3 2013. If you recall, Q3 of last year was a very good quarter, but we suffered from the generization of Zovirax, RAM and BenzaClin when comparing that quarter to Q3 2012.

In addition, Q3 2012 was particularly strong given that we sold approximately $90 million of Zovirax following a stock-out in Q2 of 2012.

Our cost of goods sold improved in the third quarter primarily due to product mix resulting in improved gross margins of 74 percent of sales. We’re expecting a similar gross margin in the fourth quarter subject to foreign exchange movements.

While SG&A percentage improved each quarter this year, SG&A remains above historical levels as expected at 24 percent of sales primarily due to costs associated with their numerous launch products.

Excluding these launch costs, our SG&A would’ve been less than 22 percent of sales. The table on this page shows change and foreign exchange spot rates since our July 31st earnings call. The currency order is based on the financial impact of currency movement versus our Q3 guidance given on July 31st.

Most of the movement in currencies occurred in September, as the dollar significantly strengthened versus most currencies around the world. The negative impact in our third quarter revenue and cash EPS relative to our July 31st guidance was $31 million and 4 cents of earnings per share.

VALEANT PHARMACEUTICALS INTERNATIONAL, INC.

Moderator: Laurie Little

10-20-14/8:00 a.m. ET

Confirmation # 6783694

We were able to absorb all of this impact and still generate revenue at the upper end of our guidance and deliver cash EPS above our guidance. Looking forward to our fourth quarter at current rates, the negative impact to revenues and cash EPS would be approximately $53 million and approximately 6 cents per share.

Obviously, our results will be impacted either up or down with further movements in FX rates. As we have discussed previously, we continue to look for opportunities to produce products locally in order to create more of a natural hedge and reduce the bottom line impact of currency swings.

As we discussed at our second quarter earnings conference call, given that we have passed the one-year anniversary of Bausch & Lomb and we have not done any significant large transactions, we expected a restructuring integration charges to decline significantly in the second half of the year.

This quarter, our restructuring integration charges declined from $143 million Q2 to $63 million in Q3, less than our guidance of $70 million. The restructuring integration charges included charges of approximately $3 million for deals completed in Q3 for our PT Armoxindo Farma and Bescon, which were not included in our July estimates due to the uncertainty of timing for close.

We expect a further reduction in our fourth quarter restructuring charges to less than $50 million and in the first quarter 2015 to less than $25 million.

This quarter, our GAAP and adjusted cash flow from operations are the highest in Valeant’s history. As we’ve said in the past, we’re extremely focused on converting the maximum amount of net income to cash flow.

Our adjusted cash flow from operations this quarter was $771 million resulting in 107 percent cash conversion for the quarter and 97 percent cash conversion year-to-date, both well above our guidance of 90 percent.

In addition, in the absence of significant business development activity, our GAAP and adjusted operating cash flows will converge as cash payments for restructuring and integration wind down.

VALEANT PHARMACEUTICALS INTERNATIONAL, INC.

Moderator: Laurie Little

10-20-14/8:00 a.m. ET

Confirmation # 6783694

At the beginning of the year, we set a strategic objective to reduce our leverage ratio to four times or below. We achieved this goal this quarter by reducing our term loans by $1.1 billion resulting in a net leverage ratio of approximately 4 times adjusted pro forma EBITDA down from 4.4 times at the beginning of 2014.

In addition to our term loan repayment in Q3, we recently redeemed $500 million to bond in Q4. Our day sales outstanding have continued to decline this quarter to 64 days from 66 days in Q2 and 72 days in Q1.

As we’ve previously discussed, we believe that calculating DSO is based on gross sales and gross account receivables make sense for us given the fact that we have a number of old products and there are a large amount of provisions to gross sales to get to net sales.

This quarter, we are adding additional disclosure in our 10-Q that will allow investors to calculate our day sales outstanding using gross quarterly sales and gross accounts receivables. We have included that table in the appendix of this presentation.

Our overall accounts receivable this quarter increased by $109 million with an offsetting increase in accrued liabilities of approximately $90 million related to rebates, returns and allowances. This is a net increase of approximately $20 million compared to an increase of approximately $30 million in net sales.

In addition, our U.S. RX wholesale inventory levels with the major wholesalers were flat this quarter on a unit basis and lower on a dollar basis compared to levels at the end of Q2. We are thrilled with the integration and performance of Bausch & Lomb during our first year of ownership.

As we’ve said many times in the past, the successful integration will serve as the blue print for Allergan. Since closing, we have accelerated organic growth from less than 5 percent to 10 percent. This increased growth rate has been achieved by continued strength in the pharmaceutical’s business, the turnaround of the lens and surgical businesses, the combined consumer business with increased scale, the benefit from our decentralized approach and leveraging our emerging market capabilities for our expanded business.

VALEANT PHARMACEUTICALS INTERNATIONAL, INC.

Moderator: Laurie Little

10-20-14/8:00 a.m. ET

Confirmation # 6783694

We have also had numerous successful recent product launches shown in this slide which will be key growth drivers going forward. Our integration has progressed well since close. As of today, we have achieved almost all of our targeted synergies.

Remaining synergies will be achieved on a run rate basis by the end of the year and our primary related to manufacturing, Europe and small amounts in a number of other areas. Our cost to achieve these synergies has been a bit higher than expected due to cost to achieve synergies outside the U.S.

We have also added many great people at our organization at all levels, many of whom are leading some of our most important businesses. We look forward to implementing the same formula to success for acquisitions going forward including Allergan.

We remain very confident in the future growth prospects for Valeant. We expect more than 10 percent same-store sales organic growth in the fourth quarter driven by strong performance by almost all of the businesses.

We’re very excited about the strong start of our recent launched products and their further potential as we look forward to 2015 and 2016. Given this strength, we are increasing our fourth quarter guidance for cash EPS by 10 cents to $2.45 to $2.55 per share.

Our revenue guidance for Q4 remains unchanged at 2.1 to 2.3 billion. We are also adjusting our full-year 2014 guidance to reflect the outperformance in our third quarter and our increased guidance for Q4.

Revenue will be in the $8.1 to $8.3 billion range. Cash EPS has increased to $8.2 to $8.3 per share. An adjusted cash flow from operations updated to greater than $2.5 billion, which assumes at least 90 percent cash conversion for the year.

VALEANT PHARMACEUTICALS INTERNATIONAL, INC.

Moderator: Laurie Little

10-20-14/8:00 a.m. ET

Confirmation # 6783694

Q4 tends to have a disproportion amount of revenue in December and therefore, we are conservatively projecting operating cash flow for Q4. By year-end, we expect our net leverage ratio to be approximately 3.9 times adjusted pro forma EBITDA.

Our strengthening balance sheet will give us flexibility to pay capital for business development and/or share repurchase in 2015. With the backdrop of this quarter’s strong performance, the strength of our overall business and increasing confidence around a number of the launch products including the potential of Jublia, we are increasing our 2015 outlook.

We now expect organic revenue growth of 10 percent or more relative to the 90 percent growth in our July outlook. Gross margin is expected to improve to 75 percent relative to our previous outlook of 74 percent based on the fact that we are now at current gross margins in the 74 percent range, plus the expected improved mix, declining Xenazine revenue and current cost improvement initiatives.

We expect our SG&A margins to be in the 23 to 24 percent range, which is in line with our prior guidance of low to mid 20 percent of revenue. SG&A will continue to be above historical levels in 2015 to our — due to our planned investment in new products.

In addition, we still expect our tax rate to be in the 5 to 6 percent range. This updated outlook results in cash EPS of $10 per share assuming no acquisitions, a 21 percent increase over 2014. With acquisitions, we expect to be able to significantly add incremental cash EPS.

Now, turning to Allergan. We remain completely committed and focused on completing the Allergan transaction. Six months ago when we made the offer to Allergan, six — to-date, the Allergan Board and management have been unwilling to engage with us or take the time to better understand our strategy and business model.

We remain open to speaking with Allergan at any time should they decide to engage. If we do not hear from Allergan’s management prior to December, we look forward to the December 18th special meeting that has been called by Pershing Square where shareholders will be given the opportunity remove a majority of Allergan’s board.

VALEANT PHARMACEUTICALS INTERNATIONAL, INC.

Moderator: Laurie Little

10-20-14/8:00 a.m. ET

Confirmation # 6783694

We believe Allergan’s shareholders need to remove a majority of the directors in order for Allergan to be compelled to negotiate. The record date devoted to special meeting is Thursday, October 30th.

Shares would need to be purchased by Monday, October 27th in order to be a shareholder of record for the meeting. The combination of Valeant and Allergan creates an unrivaled platform for value creation for both sets of shareholders.

As we have discussed in the past, the two businesses are highly complementary and under the leadership of the Valeant management team, we will apply our integration blueprint to maximize the efficiency of the combined company while still retaining appropriate levels of R&D spend to drive future growth in innovation.

The economic choice is clear: In 2016, an Allergan shareholder will have greater than $20 cash EPS per Allergan share in a combination with Valeant as compared to approximately $10 per share cash EPS for standalone Allergan.

Until we hear from the Allergan Board and management or hear from the Allergan shareholders based on their special meeting vote, we will stay focused on driving value in our own business. We’re extremely excited about our prospects as we look forward for the remainder of the year and into 2015 and beyond and with that, we will now open the call for questions.

Operator:	At this time, I’d like to remind everyone in order to ask a question, press star and the number one on your telephone keypad.

Your first question comes from the line of Andrew Finkelstein from Susquehanna Financial Group. Your line is open.

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Andrew Finkelstein:	Thanks for taking the question. You know, maybe as a preliminary, you know, question that you can — from, you know, all these results and the details across businesses that you’ve been given, you know, what message should Allergan shareholders, you know, most take that might change views of the combined company, you know, for anyone who’s, you know, not convinced about, you know, the staying power of the combined company?

And then I had some follow-ups on individual details you’d given.

J. Michael Pearson:	Thanks for the question. I think from the very beginning since we announced our offer to Allergan, they have always held up Q3 as sort of a litmus test in terms of our ability to sustain growth.

And that Q3 was the quarter where B&L annualized and I think the message they gave to their shareholders was that the wheels are going to fall off the bus in terms of B&L and that the rest of the Valeant business, you know, would continue to decline.

I think this quarter, you know, through facts and through performance, we demonstrated both those assertions are incorrect. So I think our hope is that the Allergan shareholders take, you know — just look at the numbers, look at the performance and see that the Valeant operating model does work and will continue to work, a combination of day-to-day strong execution and our R&D model of sourcing innovation both inside and outside leads to lots of new products and a very diversified business model, which both in terms of geographies and products.

So we would just encourage the Allergan shareholders to take a look at our results and compare them to what Allergan’s been asserting since the beginning.

Andrew Finkelstein:	OK. Thanks. And then if — two other things, if you could talk a little bit about the lessons from the Jublia launch, what’s worked well and you mentioned some shifts in the spending away from primary care, contract sales, to additional in-house resources, but what’s the primary care role for that product ultimately to maximize the opportunity?

And then on the Bausch & Lomb side, very large organic growth rates from some new launches in the surgical business. Is there any details you can share on market share gains and what we should think about for that business in the near-term? Thanks.

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Moderator: Laurie Little

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J. Michael Pearson:	Sure. In terms of the Jublia launch, our team has just done a fantastic job. Ari Kellen, who’s here, and Deb Jorn, who leads the business unit, have done just a fabulous job. I think the keys to success so far have been the real stability and motivation of the sales representatives. They’re doing a terrific job and making lots and lots of calls.

They’re excited by the product since it’s such a great product. I think the digital marketing campaign has grouped to be very, very effective. It’s quite easy to measure in ROI in terms of, you know, on digital activity.

And what we’re most excited about is actually the TV that will soon be airing. If you look at the impact of television on other dermatology launches like Epiduo and Aczone, which is an Allergan product, you’ve seen huge increases with DTC goes on-air.

And that’s the key to get into the primary care audience. I think what we found was detailing them without something to draw the patients into the offices probably doesn’t work as well as just getting the consumers — make the consumers aware of this product, and have them come into the office.

So, you know, it’s only the start, but if you annualize the sales of Jublia based on our most recent week, it’s somewhere between $70 and $80 million a year already. And if we were to take away our zero copay, which at some point we will, we’re approaching $100 million of annual revenue even at today’s run rate.

So we expect that to be closer to $200 by the end of this year and we feel very, very good about the launch and it’s all due to the team we have in place. In terms of surgical market share, I think we’ve increased our market share about 3 percentage points across sort of all categories since we acquired B&L.

Part of it is the new products, but part of it’s led by Andy Chang in the U.S. who’s doing a great job. I think there’s just a lot more focus and, again, I think the sales force incentives have been fixed and I think that the new (FRAG) approval for the Victus machine, coupled with some of the — in addition to some of the Croma products that we’re going to bring into the U.S. is really going to, you know, really secure sort of a bright future for that business.

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Moderator: Laurie Little

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Operator:	Your next question comes from the line of Chris Schott from J.P. Morgan. Your line is open.

Chris Schott:	Great. Thanks very much. Just a couple of questions here. I mean, first, Valeant stock, it’s — on this revised guidance it’s 12 times 2015 earnings. Obviously, very inexpensive valuation.

When we consider potential revisions or changes to your bid heading into the December 18th meeting, is there a leveraged ceiling we should think about at Valeant? It — I guess it — just to me, it seems like it would be a lot cheaper to finance the deal with more debt versus equity at this point.

The second question I had was just in your presentation you talked about your ability to achieve more synergies with Allergan than anybody. Is there a minimum rate of return we should think about for large acquisitions such as Allergan’s if another bidder emerges?

I’m just trying to gauge your ability as, you know, if someone else emerges you clearly have more synergies in your ability to, you know — is there some threshold to which point you just don’t go any higher? Just — I know you have specific numbers, but just how do we — how do we think about that as — if a process emerges? Thanks so much.

Howard Schiller:	OK. In terms of, you know — if we were to improve our proposal, how we would think about it, I mean, clearly with our stock where it’s at, we’d much prefer cash over stock and we’ve said that a number of times.

And we’re just balancing that with making sure that we come out of the merger with an incredibly strong balance sheet that’ll give us the flexibility that we want going forward. So we’re looking at all options, but that’s how we’re balancing the two.

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Moderator: Laurie Little

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And, you know, as we said before, we would be willing to sit down and improve our offer and, you know, when we do that, you know, we’ll make that decision when we think it’s the right time. We’ll make that decision.

Yes, I think that when you know as — Chris, you know that we’re not — we define winning as delivering value to our shareholders. And we have very high hurdle for how we deploy capital.

In this case, we have significantly more synergies than anybody. It’s a combination of the unique business overlap that we have, our emerging market’s infrastructure, and our — and our operating model, which allows us to extract more synergies.

And so that’s all factored in. We will be disciplined. As you rightly said, you know, we can’t and won’t give you a precise number, but we’ll be disciplined. But again, we should own Allergan.

We have the most synergies and Allergan’s shareholders will benefit the most with accommodation with Valeant.

Chris Schott:	Great. Thanks. And just a really quick product follow-up, Vesneo, can you just — I know that’s one with peak sales. We’ve had some questions. Can you just elaborate a little bit more on the differentiation you see versus existing agents that get you comfortable with those peak sales assumptions?

You think of out of all the new product launches, that’s the one we probably get the most questions.

Ari Kellen:	Yes, it’s Ari Kellen. Vesneo is the first monotherapy that statistically significantly better than (atanoprosp) as we put out in our phase 2 dose ranging study, and the phase 3 study, which we published, showed the lowering of 7.5 millimeters to 9.1 millimeters of mercury.

Other (prostate gland) in particular, the Xalatan labels are more close to 6 to 8 millimeters of mercury dropping pressure from base lines. So we’re also encouraged by the safety data that we have now.

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Moderator: Laurie Little

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Confirmation # 6783694

We also have additional secondary end points that we’re discussing with the FDA that are unique that’ll demonstrate the efficacy of our drug but unable to share that at this time. The other point I’ll add is that the — our KOLs are excited at this drug and the reception at the current AAO has been pretty positive.

So we believe in the growth prospects of this differentiated compound.

Chris Schott:	Thanks very much.

Laurie Little:	Next question, please.

Operator:	As a reminder, if everyone can limit themselves to one question so we can get through as many questions as possible.

Your next question comes from the line of Alex Arfaei from BMO Capital Markets. Your line is open.

Alex Arfaei:	Good morning. Thank you for taking the questions and congratulations on the quarter. Howard, just a follow-up to your earlier comments about the synergy having more synergies than the other combination.

Are you getting a chance to make that comparative argument with Allergan shareholders and could you comment on some of the feedback you’ve been receiving? And my follow-up is how do you expect a break-up the Shire/AbbVie deal to impact your prospects given the significant role we expect a venture of investors to play heading into the special meeting? Thank you.

Howard Schiller:	Well, I don’t think anyone has debated or disagreed with the fact that Valeant and Allergan, there’s a unique business overlap. So I think there’s general agreement. There is general agreement in our ability to extract the synergies and, again, through the business overlap and through our unique operating model, we’ve had some interesting debates with people about sources, how they get — come from here or there, but generally I think agreement that there will be significant synergies and more synergies from us than from any other player.

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Moderator: Laurie Little

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So there hasn’t been any pushback in addition. We obviously have a differentiated tax rate as well. So, you know, we can’t predict and protect ourselves against people from doing irrational things, but just focused on the economics and the facts, we clearly have the most to bring to the table.

And in terms of the impact that the Shire/AbbVie deal has, I mean, clearly there was some losses taken by the event-driven people last week. I think that in Allergan’s case there’s already significant ownership by the hedge fund community and I think a growing sense that a transaction is going to happen.

So I think that’s all positive. And again, we’re committed to getting this transaction done, which is important to that community, and we’re going to march on.

Alex Arfaei:	Great. Thank you.

Operator:	Your next — your next question comes from the line of David Steinberg from Jefferies. Your line is open.

David Steinberg:	Thanks very much. I had some questions on Jublia. The first thing is it looks like in the prescription graph that you added up the Wolters Kluwer data and the specialty pharmacy data. I was just curious, what’s the rough breakout between the prescription audited information and now that you get to your specialty pharmacy (Filadore)?

And secondly, is sampling still a significant part of your program and if so, perhaps how much would understate through script spy? And then could you give us an update on how managed care discussions are going on that product? Thanks.

J. Michael Pearson:	Sure. Thanks, David. In terms of the breakdown, the specialty pharmacy channels are multiple specialty pharmacies throughout the United States, but the rough script breakdown is about 40 percent of the volumes going through specialty pharma, and 60 percent is going through traditional pharmacies.

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Moderator: Laurie Little

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Confirmation # 6783694

Sampling is not a key part of what we’re doing. One of the reasons is you may recall that we have to shift manufacturers to our Japanese partner, which is doing a terrific job for us, but they only have trade size bottles at this point.

And so until we get some more sample bottles, sampling’s not something that we’re doing, but we would expect to start sampling next year once we get the smaller bottle, which will be, you know, one more thing that we think will help drive the growth.

And the last question? Oh, managed care. Our conversation so far is going well. I think we do have a unique product and there’s a strong consumer and physician demand for it and I think that we are cautiously optimistic that we’re going to get excellent managed care coverage.

David Steinberg:	OK. Just a quick follow-up, you had indicated your guidance for next year, $150 million could be substantially exceeded. The run rate at the end of this year could actually be close to that.

Any thoughts on what perhaps a new number might look like?

J. Michael Pearson:	Oh, in terms of next year sales for Jublia? Well, if our run rate at the end of year is sort of $200 million, then certainly $150 million would be a little bit light as an estimate. So we haven’t gone through, but it’s probably closer to the $400 million — $300 million to $400 million, but that’s just a bit of an estimate.

David Steinberg:	OK. Thanks.

Operator:	Your next question comes from the line Shane Shaw from Albert Fried. Your line is open.

Shane Shaw:	Good morning. Congratulations on the quarter. So, you know, I just wanted to find out that there has been some speculation that you’re going to — you may be considering improving your offer.

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Moderator: Laurie Little

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I know you’ve talked about that in various ways, but in light of the fact that the record date’s coming up on the 30th and shares, as you mentioned in the presentation, can be acquired on the 27th, so just wanted to find out in light of kind of the market volatility and dislocation, you know, is that something that you’ve been considering because of dislocation and just to kind of solidify, you know, the December 18th meeting?

J. Michael Pearson:	Yes, we consider it every day as Howard said that we do have some more dry powder and, you know, at the appropriate time when the conditions are right, you know, again, our preference is to sit down with management, but I think we all know that’s unlikely with the current management team and board.

Shane Shaw:	Yes.

J. Michael Pearson:	And so we want today to be all about earnings, but it’s certainly something that we’re contemplating and we may make that decision at any point in time.

Shane Shaw:	OK. So is the — fine. Today’s about earnings, but as far as the record date is concerned, should we use that as a gauge or is that not important to you of — because you already have, you know, as much as 40 percent of the shareholders leaning into the December 18th meeting?

Is that — we just want to — I just want to understand the level of importance for the shareholder meeting because you already have significant amount of support. You — are you looking for more or is it that the boost — potential boost that you’re considering is, you know, for that reason and to make sure that you get to the finish line here?

Howard Schiller:	Well, the record date is obviously an important date and we’ve thought about it in the context of the overall transaction. I think the reality is that most of the shares have found their home already.

The people that own them now, the long-only institutions that decided to take profits and sell have done so, the arbs and hedge funds are significant holders. Pershing has their stake and a number of the institutions that are in it for the long haul have increased their stake.

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Moderator: Laurie Little

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Confirmation # 6783694

So the volumes are significantly down. Even on big news days, they’re significantly down. There’s always going to be some trading post a record date, and that’s just reality, but for the most part, the shares have found the right home and the people that own the shares are the people that are going to vote come December 18th.

Shane Shaw:	OK. And just one last — one last question, if you don’t mind, there’s been some speculation by the media with your relationship with Ackman. Just can you confirm that that relationship is solid going into the shareholder meeting?

J. Michael Pearson:	Yes. No, absolutely. We continue a very good relationship with Bill Ackman and Pershing and I think our interests are aligned. We both want to get this deal done and we are both committed and working, you know — we’ll work hard to make it happen.

With that, we need to move on to...

Shane Shaw:	OK. Thank you.

J. Michael Pearson:	... the next — we have a long list and a short period of time. So let me reemphasize this to try to keep it to one question so everyone can get in at least one question. Thank you.

Operator:	Your next question comes from the line of Annabel Samimy from Stifel. Your line is open.

Annabel Samimy:	Hi. Thanks for taking my call and congratulations on a good quarter and since it’s an earnings call, I’ll ask about earnings.

So you have some very strong increased outlook and I guess my question is what’s changed between last quarter and this quarter that’s made this positive outlook so strong? We’ve pretty much known about the annualization of Bausch & Lomb and the annualization of the generics.

So what is it that’s the biggest driver of your increased outlook from this point forward?

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Moderator: Laurie Little

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J. Michael Pearson:	I think it’s primarily dermatology in the U.S. where we’ve had really a complete turnaround. All the promoted brands are growing. We are very excited about our launched products: Jublia, RAM .08 and LUZU.

We’re increasingly optimistic about Onexton because of some of the unique data we have on that, and so I think that’s the primary driver. But also, every other business is, quite frankly, over — you know, every business around the world with the exception of maybe one or two small ones are outperforming with great momentum, you know?

We have a lot of smaller launches, everything from CeraVe to the surgical business. We just see significantly more upside and we are also, when you add all the numbers together, I think we can still give what is a conservative outlook, which is much improved from our previous one, we will be giving guidance for 2015 at our normal time and I would expect that to be better than our outlook.

Annabel Samimy:	OK. And just on that — on that point of the different businesses doing better than expected, I mean — I guess one of the questions we’ve also gotten often is the contact lens business. It seems to be growing significantly higher than the overall market and it seems to — it’s a relatively stag market with that much — without that much market changes from quarter to quarter.

So can you help us understand what’s driving that growth the most?

J. Michael Pearson:	Well, it’s led by Mark McKenna, who’s just doing an excellent job. So he’s brought real life to the franchise. We’ve upgraded our management team across the board with some new hires. We’re increasing our sales force from 120 to 180. And we have some great new products.

Biotrue Daily, which was not being focused on, which was launched, you know, maybe a year before we acquired B&Ls, you know, we’re doubling each quarter, you know, doubling, you know, the growth of that brand.

Ultra, the reception has been terrific in terms of the doctors and it’s just the question of getting the commercial lines up, which we will. But you also have to remember, it’s off a very small base.

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Moderator: Laurie Little

10-20-14/8:00 a.m. ET

Confirmation # 6783694

Bausch & Lomb’s market share had fallen to, like, six percent in the United States. It had been on a decline for a decade. So it’s a lot easier to gain share if you’re a very small player. And so we’re doing it and we’re doing it through — it’s all volume.

We’ve kept our prices completely constant. They have not been discounting and — but we’ve not been taking any price and we’re just doing it through better products and a more focused team. We’re also getting a bit — a combination of having both Ultra and Biotrue Daily has changed the physician’s image of Bausch & Lomb.

And so we’re very excited about the contact lens business.

Annabel Samimy:	Great. Thank you very much.

Operator:	Your next question comes from the line of Louise Chen from Guggenheim. Your line is open.

Louise Chen:	Thanks for taking my question. And so I’m not suggesting that you should do this, but I’m just curious because we obviously get a lot of questions on this. At what point Valeant’s willing to walk away from the Allergan deal in terms of timing, valuation, you know? How do you think about that? You did say you were going to be diligent about assessing deals. Thanks.

J. Michael Pearson:	Look. We now have a record date. We had to fight long and hard. We had to win a bunch of court cases. We now have a record date. You know, we’ve annualized the third quarter.

We delivered a very strong third quarter and basically have shown through performance that all the allegations made by Allergan are just wrong. They put out another note this morning. We’ve gone through it. Again, they’re all wrong.

So I think that we’re in a very good position to win this thing. And so we look forward to the upcoming vote and there’s no way we’re going to walk away at this point. We’re waiting until December 18th.

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Moderator: Laurie Little

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Operator:	Your next question comes from the line of Tim Chang from CRT Capital. Your line is open.

Tim Chang:	Hi, Mike. You know, I was looking at the pipeline chart and you talk — and you have this product, Emerade. I mean, why — what’s the limiting factor in getting an auto-injector for an anaphylaxis into the market earlier than late 2016 in the U.S.?

I mean, what do you have to do between now and then to get this product on the market?

J. Michael Pearson:	Yes, there’s only two things: One is stability of data. We have 36 months of, — it’s a 36-month dating on this product, which is one of many aspects that make it a superior product to the current product on the market.

And then there’s sort of this time and motion study you have to do. I forgot the technical term to show that it’s easy enough for patients to use. We’ll hopefully beat that date, but, you know, this is a real sleeper for us.

I know some people sort of pooh-poohed this one, but the European Union is actually contemplating currently whether they just recommend this product across the board given its significant benefits compared to what’s out there on the market.

So it’s a major, major market. In the U.S., it’s over a billion dollars alone and we are doing everything to try to expedite that and get it approved.

Tim Chang:	Just one follow-up, Mike. I think you had originally highlighted for Jublia that you’d spend about $80 million in the second half of ’14. You know, given the changes with your marketing, I mean, has that number changed materially?

J. Michael Pearson:	Well, actually we’re spending more than we originally forecasted for Jublia. We’re going to get TV much sooner than we thought. We thought it would not be until early December. It’s now going to be early November.

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Moderator: Laurie Little

10-20-14/8:00 a.m. ET

Confirmation # 6783694

We’re adding more reps that we had originally thought given the initial success for that. So my guess is then we’ll probably be closer than $100 million that we’re spending for that and LUZU, which those are the same markets.

And so my guess is we’ll probably overspend, but we’re also getting additional revenues that we didn’t expect we were going to get and the additional profit that we had not built into our forecast either.

Tim Chang:	OK. Great. Thanks.

Operator:	Your next question comes from the line of David Risinger from Morgan Stanley. Your line is open.

David Risinger:	Yes, thanks very much.

Laurie Little:	All right. We’ll go onto the next one.

Operator:	Your next question comes from the line of Gary Nachman from Goldman Sachs. Your line is open.

Gary Nachman:	Thanks, good morning. Mike, of the total organic growth for the company, could you break down the rough split between price and volume? You said more volume than price in a quarter, but maybe just quantify how much price contributed.

And then Howard, with the recent changes in tax policy, will that impact your ability to use your favorable tax structure at all with M&A including the Allergan deal? Just want to confirm that. Thanks.

J. Michael Pearson:	Yes, I don’t have — Gary, I don’t have the precise breakdown and we’ll get back to you, I guess, offline. We delivered earnings early this quarter on purpose. We wanted to get it out before the record date.

We don’t have all the numbers from around the world, but we do know that it’s going to be definitely more volume than price.

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Moderator: Laurie Little

10-20-14/8:00 a.m. ET

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Gary Nachman:	Well, maybe just to comment on that, where are you seeing the most pricing flexibility in your business?

J. Michael Pearson:	Well, that’s clear. It’s in the orphan category and some of our tail products. That’s the main areas. In a lot of our business we get no price, you know? That vast majority of, (inaudible) contact lenses, there’s no price, search builders, no price consumer.

When I say, “no price,” it’s the low single-digit price. Emerging markets in the rest of the world, Europe, no price. And so it’s concentrated in sort of tail products in the U.S.

Gary Nachman:	OK. That’s helpful.

Howard Schiller:	And in terms of tax policy, there’s nothing that’s been talked about, you know, the Treasury regulations would have no impact on us. We’re not an inverted company. We’re not doing these upstream loans the way some companies are, the hopscotch loans.

And last week, the double Irish structures, we don’t have any double Irish structures. Clearly, if that would restrict interest expense deductions, that would have an impact and we’ve said that in the past.

We’re well below the safe harbor debt to equity ratio. If they were to change that and limit interest expense — and again, our interest expense is real cash interest expense because our debt is essentially all in the U.S.

But if that were to limit doubt that would have an impact, it wouldn’t impact Allergan in the way we’re looking at Allergan. We still think there’s tax savings upsides if we were able to do diligence — that we haven’t factored in yet, but — so, you know — earnings stripping rules have changed could have some impact, not huge.

We said somewhere between zero and three percent depending on where they end up, but again, it’s unclear where they’re going to end up.

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Moderator: Laurie Little

10-20-14/8:00 a.m. ET

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J. Michael Pearson:	One other follow-up, Gary, in terms of our 2015 and 2016 outlooks that we put out, you might notice that our growth rates for the neuro and generics business were, again, mostly price increases opportunity was only 5 percent.

So we’re not assuming that we can continue to take prices. We’ve looked to the future. To the extent we can, that’s upside. So we’re going to do what’s the smart thing to do in the short term, but in terms of our long-term outlook on the business, it’s probably composed of 80 to 90 percent volume and 10 to 20 percent price.

And to the extent we can take more price, that’ll be upside on our outlook.

Gary Nachman:	OK. Thank you.

Operator:	Your next question comes from the line of Umer Raffat from ISI Group. Your line is open.

Umer Raffat:	Thanks for taking my question. Mike, I just wanted to get into some numbers with you. So we’ve run our mass on this, but want to get your take on it. So the same-store growth for Valeant has been around 10 percent on an ex-generic basis for the past several quarters and we know Bausch is growing about 10 percent as well.

So to get to 19 percent, that’s about $140 million in exit revenues. So can you help us quantify what that extra $140 million of exit revenues is in Q3? And then Howard, one for you very quickly. If the Allergan bid was raised again, will it continue to be a 20 percent plus IRR? Thanks.

J. Michael Pearson:	Yes, so the big delta in this quarter, probably a quarter of it is products that we just launched, you know, Jublia, LUZU, RAM 0.08% and other proxy clears. So these are products that just didn’t even exist.

And so this quarter we have new launches. The second is an acceleration of products that have been launched, but weren’t, you know, like, Biotrue Daily, you know? It’s probably another quarter, which was growing quite slowly, but, now we’re growing them 100 percent. Again, all volume.

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Moderator: Laurie Little

10-20-14/8:00 a.m. ET

Confirmation # 6783694

So Trulign is another example of a product like that and the number of, you know, think this is — we’re installing is doubling. So we’ve accelerated the growth on a number of sort of launched brands from prior years when they were in the hands of Bausch & Lomb.

And then we’ve just — you know, the business has just have done, you know — we’ve talked about dental growing 20 percent. We talked about generics. They’ve been growing over 20 percent, you know?

Businesses are just outperforming. It’s, — the business is accelerating. So, we’re not going to report 19 percent every quarter. I am not projecting that, but we feel quite comfortable it will be 10 percent plus for the foreseeable future.

Howard Schiller:	Yes, in terms — in terms of an increase — potential increase proposal, I mean, that — for obvious reasons, we’re not going to get into what we’re going to do and when — I think we were pretty clear that we had more to offer and we would do it at the time we thought was right and strategic.

And I think you know as well enough to know, again, we define success as delivering value to our shareholders. I think we’re big believers that share prices will correlate with return on capital over time.

There’s points and times in the market where the market falls in love with earnings accredtion, but that’s not real value and that’s what we’re focused on. And we’re going to continue to be disciplined and watch carefully where we think the returns are.

And we’re not going to do a transaction if we don’t believe our shareholders are getting rewarded for the risk.

J. Michael Pearson:	Next question, please.

Operator:	Your next question comes from the line of Gregg Gilbert from Deutsche Bank. Your line is open.

VALEANT PHARMACEUTICALS INTERNATIONAL, INC.

Moderator: Laurie Little

10-20-14/8:00 a.m. ET

Confirmation # 6783694

Gregg Gilbert:	Thanks. Howard, can you quantify the new launch’s contribution in the quarter? And you mentioned wholesaler inventory levels in the U.S. were stable, but can you talk about what that level is in terms of weeks? Thanks.

Howard Schiller:	The launches were around 3 percent this quarter and, again, going forward when you roll it out to ’15 and ’16, there’ll be a much more significant piece. And I think that’s what gets us so excited about the ’15 and ’16.

Someone asked about the confidence level, what gave us the confidence to increase the outlook. If you think about Jublia alone, $82 million equals 1 percentage point of our organic growth in 2015. And we had $150 for Jublia.

Mike talked about potential for Jublia next year. You can see the potential for incremental organic growth. RAM is going to beat what we said RAM and Onexton would do together. So that’s additional upside to organic growth.

So I think starting next year you’re really going to see the potential of these launch products to drive organic growth. And, you know, we’ve been asked because Allergan has raised issues with investors about inventory levels.

Our inventory levels were exactly flat on a unit basis and actually declined on a dollar basis and they’ve been basically flat for most of the year. And I don’t have the exact number per wholesaler at this point, but they’ve been flat and declining.

And I would expect we’ll stay in these levels. We won’t see any benefit of any additional channel add and probably given the growth of a bunch of these products, we probably won’t see any — have them come down in the near-term either.

Operator:	Your next question comes from the line of Ram Selvaraju from AEGIS Capital. Your line is open.

Raghuram Selvaraju:	Thanks very much for taking my question. I wanted to ask about your feelings regarding Valeant’s competitive positioning in the context of the new Treasury regulations, which I think are likely to impact tax inversions going forward.

VALEANT PHARMACEUTICALS INTERNATIONAL, INC.

Moderator: Laurie Little

10-20-14/8:00 a.m. ET

Confirmation # 6783694

So in the context of that given that you’re already in a tax advantage position, what do you think is likely to be the competitive edge that you have and the enhancement to that competitive edge given the fact that maybe some of your competitors are now going to be less likely to be able to realize tax synergies and therefore, should enable you to continue to be competitive, one pursuing future acquisition?

Howard Schiller:	Well, I think you sort of answered the question. You know, we’re not an inverted company. Those Treasury regulations have zero impact on our tax status, our tax rate, and obviously clearly if others are prevented from reducing their tax rate through an inversion, that gives us an advantage, but as Mike and I have said many, many times, you know, our objective is not to pay away our tax advantage, and that’s to preserve for our shareholders and to try additional cash flows to be able to redeploy to create more value.

But we expect that advantage to continue and, again, the Treasury regulations will have zero impact on us.

Raghuram Selvaraju:	And then just going forward, do you see disproportionate strength in a particular line of the Bausch & Lomb business and if so, what specific line do you think is most likely to outperform going forward? Is that likely to be on the contact lens side or on the surgical side?

J. Michael Pearson:	I think it’s going to be contact lenses and surgical. I think the pharma business was run quite well by Bausch & Lomb. I think it’ll continue to do well. It’s a great business, contact lenses. We’re very excited about the Ultra lens.

Unfortunately, we won’t have commercial capacity until the second quarter, but we’ve ordered three additional lines to the first line because we think this could be a very, very large product given the reception in the marketplace.

And we’re working from a very small base. So, again, it’s much easier to grow market share if you’re a small player with superior products and...

Raghuram Selvaraju:	Thank you. OK. Thank you.

VALEANT PHARMACEUTICALS INTERNATIONAL, INC.

Moderator: Laurie Little

10-20-14/8:00 a.m. ET

Confirmation # 6783694

Operator:	Your next question comes from the line of Alan Ridgeway from Paradigm Capital. Your line is open.

Alan Ridgeway:	Hi. Good morning, guys. Thanks for taking the question. Howard, you mentioned that the stronger balance sheet or the improving in the — improvements in the balance sheet would allow you guys the ability to do more B.D. and potentially return cash to shareholders through shareholder — share buyback.

Can you guys maybe talk about how you think about that? Do you have some kind of levels earmarked for one versus the other going forward and would that change whether you do or don’t get Allergan in an acquisition? Thank you.

Howard Schiller:	Well, I mean, Alan, as you’d expect, we have an internal model. We have a view as to what we believe we’re worth and whenever we look at an acquisition, we’re asking ourselves whether this acquisition will create more value versus buying back our shares.

And, you know, over the last year I think we’ve been hamstrung a little bit on our desire to delever and our commitment to deliver, plus we tied up our balance sheet with Allergan. We’ve been frustrated in the fact we haven’t been able to repurchase shares given the levels our stocks traded at most of this year and, you know, as we strengthen our balance sheet and reduce our leverage, we will have that flexibility to make those decisions.

So, you know, we’re just excited. If you look at the modeling we did back in July, I believe we’ll have $6 billion to deploy capital for acquisitions less if we were to repurchase shares because, of course, there’s no EBITDA that comes in when you repurchase your shares.

That gives us a significant amount of fire power and still maintaining a strong balance sheet. And that coupled with the organic growth we’ve talked about we believe really allows us to drive value for shareholders.

VALEANT PHARMACEUTICALS INTERNATIONAL, INC.

Moderator: Laurie Little

10-20-14/8:00 a.m. ET

Confirmation # 6783694

Operator:	Your next question comes from the line of Marc Goodman from UBS. Your line is open.

Marc Goodman:	Morning. Howard, can you just on slide 7 — I just want to make sure I understand these Bausch & Lomb growth rates — so are these growth rates for the 3 months that you owned them this year versus the 2 months that you owned them last year or have you made some type of alteration to that to figure out the 2 months versus 2 months or something like that?

And then second question is on slide 23, you list all these new product acquisitions that you’ve made or about to make, can you just give us a sense of how big these are, you know, like, annual sales for each one just really quickly just so we have a sense of how much we should be adding in and obviously you raised sales guidance by a few hundred million for next year.

So I’m trying to figure out, you know, what part of it comes from that and which part is from the base. Thanks.

Howard Schiller:	Sure. First of all, just to be crystal clear, the Q3 2014 is 100 percent. It’s the 3 months versus the 3 months. So it’s — the actual 3 months, there’s no adjustments for the August — around the August 5th date and this since inception is — since inception sort of day-to-day coming to the sales for those days — those first 5 days in August in looking at the actual sales.

And the only adjust — the only adjustments are for FX. So there’s no adjustments. There’s no acquisitions in there. There’s no adjustment for any divestitures or discontinuations. The decline of Bromday is included in that.

When we publish our organic growth, we’re very clear that we adjust for discontinuations. In this slide, there’s been no adjustments for anything other than FX

Marc Goodman:	So just to be clear, this is the three months that you owned it this year and two months last year, plus the one month you didn’t own it, but you made it three months, so we got the actual three months versus three months?

Howard Schiller:	Yes, the actual sales this year and the actual 3 months of 2013.

VALEANT PHARMACEUTICALS INTERNATIONAL, INC.

Moderator: Laurie Little

10-20-14/8:00 a.m. ET

Confirmation # 6783694

Marc Goodman:	Perfect. Thank you.

Howard Schiller:	No adjustments other than FX. All right. And in terms of the acquisitions, there’s really, remember, these acquisitions other than Croma, Croma we knew was going to happen.

We just hadn’t assigned it yet. All the other ones were included and they’re quite small right now. PT Amroxindo Farmaare sort of $15 million, maybe a little bit less in terms of annual revenue.

MedPharm’s in the same — the same kind of range. Zarracom is even smaller than that. Croma is a little bit large, but that was also included in the forecast. So in our 2015 outlook, there are no acquisitions built in and all these small acquisitions have already been factored in.

Marc Goodman:	And Croma’s how big?

Howard Schiller:	Croma is in the $40/$50 million range.

Marc Goodman:	Great.

J. Michael Pearson:	And in terms of the impact on this quarter as you can see in the footnote, it was about $2 million of sales in Q3 from these acquisitions. So...

Marc Goodman:	And the PreCision company, that was in the numbers this quarter, right? So you had revenues of — what kind of revenues did that do this quarter?

J. Michael Pearson:	After we — after we closed?

Howard Schiller:	It was under 20. It was between 15 and 20.

Marc Goodman:	Thank you.

Operator:	And your next question comes from the line of Tony Reiner from Imperial Capital. Your line is open.

VALEANT PHARMACEUTICALS INTERNATIONAL, INC.

Moderator: Laurie Little

10-20-14/8:00 a.m. ET

Confirmation # 6783694

Tony Reiner:	Hey, guys. Thanks for taking the call. I know you’ve got a lot going on. Can you please just with a quick two minutes on where do you currently stand with Mr. Ackman on your earnings achievements and going forward?

J. Michael Pearson:	I’m not sure I understand the question in terms of...

Tony Reiner:	Well, there’s been some — there’s been some reports that — and it was on TV last week — that you and Mr. Ackman weren’t on the same page. So you want to talk about it on this forum?

J. Michael Pearson:	Sure. Well, there’s no basis for those reports. We talked to him frequently. In fact, he was in our office yesterday for a while. And so I think we’re completely aligned.

We’re aligned that we are going to win this battle, that we are going to acquire Allergan. We feel that, you know, we’re committed to marching forward and get — and getting this deal done.

Tony Reiner:	Are things proceeding as both of you saw planned? It’s obviously been, you know, a lengthy process with lots of stuff planned and stuff like that, but overall, would you say it’s gone as you planned?

J. Michael Pearson:	So I think we — in terms of the timing, it’s about where we thought it — we — I think early on we thought that we’d probably get the special meeting in November, I think we communicated, but at the time — in December. So maybe it flipped a month, but certainly no more.

I think we’ve been a little surprised by sort of the baseless attacks that have been put on our company in terms of, you know, they’re just not true. And so public companies usually don’t put things out that are untrue, but anyways, I think our Q3 performance and our outlook is discrediting those attacks.

And first thing I’ve been surprised by the board of directors that they’ve done no independent analysis. They, you know — you would’ve thought one of them might, you know — when we continue to prove everything they said is wrong — one of them might’ve broken ranks, but they haven’t and the — maybe the poor governance, but overall, I think we’re happy with where we’re at, we’re happy in terms of that there is a record date. We are pleased with our legal victories and we’re very pleased with our performance.

VALEANT PHARMACEUTICALS INTERNATIONAL, INC.

Moderator: Laurie Little

10-20-14/8:00 a.m. ET

Confirmation # 6783694

Tony Reiner:	Well, where would you say the biggest left field and the thing you anticipated less more than anything, what was that during this process?

J. Michael Pearson:	Again, I’m not sure — I do...

Tony Reiner:	Just over the timeframe. So yes, you didn’t anticipate the hostility, but overall you are where you want to be and you got the meeting and the meeting certainly deserve — and, you know, when Mr. Ackman wrote these, there’s a lot of credit for that.

Where was the one — the biggest left field in the last few months that you haven’t anticipated? Was it just the hostile nature of them? Was it the leaks in the press? Was it talking down your company?

Which — if you had to make one comment on where you saw — you didn’t anticipate this happening during the process, what it would be?

J. Michael Pearson:	Yes, I think I answered that question which is probably the attacks on us, the sort of viciousness of those attacks would probably be the thing that — at least, I...

Howard Schiller:	Also — but consistent false and misleading nature of the comments.

J. Michael Pearson:	So...

Tony Reiner:	Understood. Thanks very much, guys. I appreciate the response.

Howard Schiller:	Yes.

J. Michael Pearson:	Next question.

Laurie Little:	We’re done.

J. Michael Pearson:	We’re done?

Laurie Little:	Yes.

VALEANT PHARMACEUTICALS INTERNATIONAL, INC.

Moderator: Laurie Little

10-20-14/8:00 a.m. ET

Confirmation # 6783694

J. Michael Pearson:	Oh, we’re done.

Operator:	There are no further questions.

J. Michael Pearson:	So — all right. So thanks, everyone. I know it was a long call. Appreciate your patience and we’ll look forward to talking soon.

Operator:	This concludes today’s conference call. You may now disconnect.

END

Forward-looking Statements

This communication may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws. These forward-looking statements include, but are not limited to, statements regarding Valeant’s offer to acquire Allergan, its financing of the proposed transaction, its expected future performance (including expected results of operations and financial guidance), and the combined company’s future financial condition, operating results, strategy and plans. Forward-looking statements may be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,” “believes,” “estimates,” “potential,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “predict,” “project,” “seek,” “ongoing,” “upside,” “increases” or “continue” and variations or similar expressions. These statements are based upon the current expectations and beliefs of management and are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results to differ materially from those described in the forward-looking statements. These assumptions, risks and uncertainties include, but are not limited to, assumptions, risks and uncertainties discussed in the company’s most recent annual or quarterly report filed with the SEC and the Canadian Securities Administrators (the “CSA”) and assumptions, risks and uncertainties relating to the proposed merger, as detailed from time to time in Valeant’s filings with the SEC and the CSA, which factors are incorporated herein by reference. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this communication are set forth in other reports or documents that we file from time to time with the SEC and the CSA, and include, but are not limited to:

•	the ultimate outcome of the offer and the second-step merger, including the ultimate removal or the failure to render inapplicable the obstacles to consummation of the offer and the second-step merger described in the offer to exchange;

•	the ultimate outcome and results of integrating the operations of Valeant and Allergan, the ultimate outcome of Valeant’s pricing and operating strategy applied to Allergan and the ultimate ability to realize synergies;

•	the effects of the proposed combination of Valeant and Allergan, including the combined company’s future financial condition, operating results, strategy and plans;

•	the effects of governmental regulation on our business or potential business combination transactions;

•	the ability to obtain regulatory approvals and meet other conditions to the offer, including the necessary stockholder approval, on a timely basis;

•	Valeant’s ability to sustain and grow revenues and cash flow from operations in our markets and to maintain and grow our customer base, the need for innovation and the related capital expenditures and the unpredictable economic conditions in the United States and other markets;

•	the impact of competition from other market participants;

•	the development and commercialization of new products;

•	the availability and access, in general, of funds to meet our debt obligations prior to or when they become due and to fund our operations and necessary capital expenditures, either through (i) cash on hand, (ii) free cash flow, or (iii) access to the capital or credit markets;

•	our ability to comply with all covenants in our indentures and credit facilities, any violation of which, if not cured in a timely manner, could trigger a default of our other obligations under cross-default provisions; and

•	the risks and uncertainties detailed by Allergan with respect to its business as described in its reports and documents filed with the SEC.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. Valeant undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this communication or to reflect actual outcomes.

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to the exchange offer which Valeant has made to Allergan stockholders. The exchange offer is being made pursuant to a tender offer statement on Schedule TO (including the offer to exchange, the letter of election and transmittal and other related offer materials) and a registration statement on Form S-4 filed by Valeant with the SEC on June 18, 2014 and with the CSA, as each may be amended from time to time. These materials contain important information, including the terms and conditions of the offer. In addition, Valeant has filed a preliminary proxy statement with the SEC on June 24, 2014, as may be amended from time to time, Pershing Square Capital Management, L.P. (“Pershing Square”) has filed a definitive proxy statement with the SEC on September 24, 2014, and Valeant and Pershing Square (and, if a negotiated transaction is agreed, Allergan) may file one or more additional proxy statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, prospectus or other document Valeant, Pershing Square and/or Allergan have filed or may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF VALEANT AND ALLERGAN ARE URGED TO READ THE TENDER OFFER STATEMENT, REGISTRATION STATEMENT, AND ANY OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Allergan and/or Valeant, as applicable. Investors and security holders may obtain free copies of the tender offer statement, the registration statement and other documents (if and when available) filed with the SEC by Valeant and/or Pershing Square through the web site maintained by the SEC at http://www.sec.gov.

Information regarding the names and interests in Allergan and Valeant of Valeant and persons related to Valeant who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in the additional definitive proxy soliciting materials in respect of Allergan filed with the SEC by Valeant on April 21, 2014, May 28, 2014 and September 25, 2014. Information regarding the names and interests in Allergan and Valeant of Pershing Square and persons related to Pershing Square who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in additional definitive proxy soliciting material in respect of Allergan filed with the SEC by Pershing Square. The additional definitive proxy soliciting material referred to in this paragraph can be obtained free of charge from the sources indicated above.